ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

January 27, 2017	Kathleen M. Nichols 617-854-2418 Kathleen.Nichols@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Credit Strategies Fund

Registration Statement on Form N-2

(File Nos. [        ] and 811-21869)

Ladies and Gentlemen:

We are filing today via EDGAR a registration statement on Form N-2 pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, for NexPoint Credit Strategies Fund, a Delaware statutory trust, in connection with a proposed offering of non-transferable rights.

Please direct questions or comments to the undersigned by telephone at (617) 854-2418 or, in my absence, to Brian McCabe at (617) 951-7801.

Very truly yours,

/s/ Kathleen Nichols
Kathleen Nichols

Enclosures

cc:	Brian Mitts

Brian McCabe, Esq.